Exhibit 99.1
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

(signed) Kevin Loughrey	(signed) Derek Price

Kevin Loughrey	Derek Price
Chairman and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 13, 2008

Auditors’ Report
To the Shareholders of Thompson Creek Metals Company Inc.:
We have audited the consolidated balance sheets of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“the Corporation”) as at December 31, 2007 and 2006 and the consolidated statements of income (loss), cash flows, shareholders’ equity and comprehensive income for each of the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 13, 2008
Comments by Auditors for US Readers on Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated March 13, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 13, 2008

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Balance Sheets
December 31
(US dollars in thousands)

	Note	2007	2006
Assets
Current assets
Cash and cash equivalents		$113,692	$98,059
Accounts receivable		84,128	84,476
Product inventory		131,272	131,269
Material and supplies inventory		32,899	25,498
Prepaid expense and other current assets		4,614	3,015
Income and mining taxes recoverable		13,410	—

		380,015	342,317
Reclamation deposits	12	26,851	23,005
Restricted cash	11	9,964	8,081
Other assets	8	2,439	—
Property, plant and equipment	5	566,791	480,187
Goodwill	4, 6	123,662	46,322

		$1,109,722	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$60,428	$38,794
Acquisition cost payable	4	100,000	—
Income and mining taxes payable		—	29,407
Current portion of long-term debt	9	67,242	73,758
Future income and mining taxes	19	6,370	16,769

		234,040	158,728
Long-term debt	9	170,178	324,048
Contractual sales obligations	10	9,668	11,421
Severance and other liabilities	8, 11	20,277	8,008
Asset retirement obligations	12	26,413	25,992
Future income and mining taxes	19	161,504	147,664

		622,080	675,861

Shareholders’ Equity
Common shares	14	268,143	210,857
Common share warrants	14	34,975	35,445
Contributed surplus		26,537	14,953
Retained earnings (deficit)		129,768	(27,579)
Accumulated other comprehensive income (loss)		28,219	(9,625)

		487,642	224,051

		$1,109,722	$899,912

Commitments and contingencies	16

Approved on behalf of the Board:
(signed)	(signed)
Kevin Loughrey	Denis Arsenault
Director	Director
The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Income (Loss)
Years ended December 31
(US dollars and share amounts in thousands, except per share amounts)

	Note	2007	2006
Revenues
Molybdenum sales		$891,101	$147,676
Tolling and calcining		23,301	3,167

		914,402	150,843

Cost of sales
Operating expenses		554,488	139,115
Selling and marketing		9,042	1,239
Depreciation, depletion and amortization		48,174	4,718
Accretion		1,670	27

		613,374	145,099

Income from mining and processing		301,028	5,744

Other (income) expenses
General and administrative		15,869	4,568
Exploration and development		4,585	8,635
Interest and finance fees	17	42,411	9,139
Stock-based compensation	15	16,306	14,547
Interest income		(7,783)	(1,183)
Other	18	1,327	(1,047)

		72,715	34,659

Income (loss) before income and mining taxes		228,313	(28,915)

Income and mining taxes (recoverable)
Current	19	103,070	23,133
Future	19	(32,104)	(31,405)

		70,966	(8,272)

Net income (loss)		$157,347	$(20,643)

Net income (loss) per share	20
Basic		$1.43	$(0.36)

Diluted		$1.24	$(0.36)

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Cash Flows
Years ended December 31
(US dollars in thousands)

	Note	2007	2006
Operating Activities
Net income (loss)		$157,347	$(20,643)
Reclamation expenditures		(82)	—
Items not affecting cash:
Depreciation, depletion and amortization		48,174	4,718
Accretion		1,670	27
Amortization of finance fees		7,831	406
Stock-based compensation		16,306	14,547
Future income and mining taxes		(32,104)	(31,405)
Unrealized loss on derivative instruments		4,837	660
Change in non cash working capital	23	(21,428)	107,134

Cash generated by operating activities		182,551	75,444

Investing Activities
Property, plant and equipment		(14,593)	(4,514)
Deferred stripping costs		(34,174)	—
Acquisitions, net of cash acquired		—	(600,428)
Restricted cash		(1,620)	(138)
Reclamation deposit		(2,846)	(235)

Cash used in investing activities		(53,233)	(605,315)

Financing Activities
Proceeds from issuance of common shares		50,848	233,701
Repayment of long-term debt		(168,216)	(368)
Proceeds from issuance of long-term debt		—	401,856
Debt issue costs		—	(13,673)

Cash (used in) generated by financing activities		(117,368)	621,516

Effect of exchange rate changes on cash		3,683	(501)

Increase in cash and cash equivalents		15,633	91,144

Cash and cash equivalents, beginning of year		98,059	6,915

Cash and cash equivalents, end of year		$113,692	$98,059

Supplementary cash flow information	23
The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Consolidated Statements of Shareholders’ Equity
Years ended December 31
(US dollars in thousands)

	2007	2006
Common Shares
Balance, beginning of year	$210,857	$11,867
Proceeds from private placement	31,898	2,921
Proceeds from exercise of stock options	15,343	485
Transferred from contributed surplus on exercise of options	6,870	88
Proceeds from exercise of warrants	3,607	3,523
Transferred from warrants on exercise of warrants	469	570
Proceeds from acquisition of Thompson Creek USA	—	203,050
Issue costs	(901)	(11,647)

Balance, end of year	$268,143	$210,857

Warrants
Balance, beginning of year	$35,445	$646
Transferred to common shares on exercise of warrants	(469)	(570)
Warrants expired	(1)	—
Issued on acquisition of Thompson Creek USA	—	37,064
Issued on private placement	—	184
Agent compensation warrants	—	110
Issue costs	—	(1,989)

Balance, end of year	$34,975	$35,445

Contributed Surplus
Balance, beginning of year	$14,953	$422
Amortization of fair value of employee stock options	16,306	14,619
Transferred to common shares on exercise of options	(6,870)	(88)
Stock-based compensation tax adjustment	2,147	—
Warrants expired	1	—

Balance, end of year	$26,537	$14,953

Retained Earnings (Deficit)
Balance, beginning of year	$(27,579)	$(6,936)
Net income (loss)	157,347	(20,643)

Balance, end of year	$129,768	$(27,579)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$(9,625)	$857
Foreign currency translation adjustments	37,844	(10,482)

Balance, end of year	$28,219	$(9,625)

Shareholders’ Equity, end of year	$487,642	$224,051

Consolidated Statement of Comprehensive Income
Year ended December 31
(US dollars in thousands)

2007
Net income	$157,347
Foreign currency translation adjustments	37,844

Comprehensive income	$195,191

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
1. Description of Business
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“Thompson Creek” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States (“US”).
The Corporation acquired Thompson Creek Metals Company USA (“Thompson Creek USA”) on October 26, 2006. The operations acquired were the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. This acquisition positioned the Corporation as a molybdenum producer with vertically integrated mining, milling, processing and marketing operations, and is further described in Note 4 to these financial statements. Prior to this acquisition the Corporation had no active mining operations.
The Corporation acquired the Davidson molybdenum property (“Davidson Project”) in British Columbia in 2005. The Corporation has been developing this project since that time.
2. Significant Accounting Policies
a) Basis of Preparation
The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”). All financial figures are presented in United States dollars unless otherwise stated. Material measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”) are described in Note 25.
b) Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Co.
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine.
The comparative figures presented in these consolidated financial statements include the results of operations for Thompson Creek USA, and the effect on the consolidated cash flows, from the date of acquisition, October 26, 2006 to December 31, 2006.
All intercompany accounts and transactions have been eliminated on consolidation.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
c) Currency Translation
The functional currency of the Corporation and its US operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at exchange rates in effect at the balance sheet date with resulting gains or losses being reported in other income or expense in the computation of net income. Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses and cash flows completed in foreign currencies are translated into US dollars at exchange rates prevailing at the transaction date.
The Corporation’s interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine’s functional currency is the Canadian dollar. Endako Mine’s assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss).
In connection with the acquisition of Thompson Creek USA, the Corporation changed its reporting currency from Canadian dollars to US dollars effective October 26, 2006.
d) Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.
e) Cash and Cash Equivalents
Cash equivalents are investments in money market instruments with a maturity of ninety days or less at the date of acquisition. Cash equivalents have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes. These investments are readily convertible to known amounts of cash and are subject to insignificant changes in value during the period they are held.
f) Accounts Receivable
Accounts receivable are carried at the lower of amortized cost or net realizable value. On a periodic basis, receivables are reviewed for collectibility on an individual account basis in consideration of payment history, age of the receivable and credit worthiness of the customer. Accounts receivable are written off as they are determined to be uncollectible.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
g) Inventories
Product inventories are carried at the lower of cost or net realizable value. Cost is comprised of production costs for ore produced from the Corporation’s mines and amounts paid for molybdenum concentrate purchased from third parties. Production costs include the costs of materials, costs of processing and roasting, direct labour, mine site and processing facility overhead costs and depreciation, depletion and amortization. The Corporation uses the first-in, first-out cost method for production and sales of product inventory.
Materials and supplies inventories are carried at the lower of cost or replacement cost.
h) Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Plant, facilities and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. The cost of normal maintenance and repairs to maintain processing facilities and mining equipment is charged to earnings as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized on the same basis as the underlying asset.
The Corporation capitalizes the costs to acquire mineral properties. On acquisition of a mineral property, the Corporation estimates the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and records these amounts as assets at the date of acquisition. Mineral properties in production are amortized over the life of the mine using the units-of-production method based on recoverable pounds to be mined from estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. However, as new information is gained or economics change these mineral reserves may be converted into proven and probable mineral reserves at which time the capitalized costs associated with these mineral reserves are reclassified as costs subject to amortization.
Exploration costs are expensed as incurred. When it is determined that a mineral property can be economically developed and proven and probable mineral reserves have been established, costs incurred to develop the property are capitalized as incurred until the assets are brought into operational use. Prior to the initial establishment of proven and probable mineral reserves, development costs are expensed as incurred.
Expenditures incurred for stripping activity considered to be a betterment to a mineral property are capitalized and amortized over the mineral reserves that directly benefit from the specific stripping activity.
The Corporation reviews and evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may be impaired. These tests compare expected undiscounted future cash flows from these assets to their carrying value. When indicators of impairment are determined to exist, carrying values are written down to their estimated fair values computed using the risk-free rate.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
i) Reclamation Deposits
As part of its management of risks related to the final reclamation of mine sites, the Corporation maintains cash deposits whose use is restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Corporation has purchased for the Thompson Creek Mine. For the Endako Mine, the Corporation has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia. Reclamation deposits are classified as available-for-sale and are recorded at fair value, and are classified as a non-current asset.
j) Goodwill
Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.
The Corporation evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events or changes in circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, then the Corporation compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risk and uncertainties.
k) Derivative Instruments
The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not qualify any of these arrangements as hedging relationships, nor does it designate these contracts as “normal sales and purchase contracts”. The fair value of these derivative instruments are adjusted at each balance sheet date, with changes in fair value recorded in the determination of net income.
l) Income and Mining Taxes
The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.
In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities result in either future tax liabilities or assets. These future tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the potential benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
m) Asset Retirement Obligations
Asset retirement obligations are recorded at the time incurred. The Corporation estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Corporation’s future obligations. Asset retirement obligations are initially recorded at fair value by applying an estimate for inflation and discounting the expected cash flows using a discount rate that reflects the Corporation’s credit-adjusted risk-free rate of interest. For this application, the Corporation’s credit-adjusted risk-free rate of interest has been adjusted to reflect security provided to government agencies in connection with these obligations. Asset retirement obligations are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the obligation.
The value of asset retirement obligations is evaluated on an annual basis or as new information comes available on the expected amounts and timing of cash flows required to discharge the liability. These changes are recorded in the period in which they are identified and when costs can be reasonably quantified.
n) Flow-through Shares
The Corporation financed a portion of its exploration and development costs through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to the shareholders. The tax benefits foregone are classified as share issue costs and are reported as a reduction of common shares with a corresponding increase to future income tax liabilities.
o) Revenue Recognition
The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling and calcining revenue under contractual arrangements when the services are performed.
p) Stock-based Compensation
The Corporation accounts for all stock-based compensation using the fair-value method. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Proceeds arising from the exercise of stock options are credited to share capital.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
q) Earnings (Loss) per Share
Earnings (loss) per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings (loss) per share are calculated using the treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price less than the average market price of the Corporation’s common shares are exercised and the proceeds are used to repurchase common shares at the average market price of the common shares for the period. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.
r) Comparative Figures
Certain comparative information has been reclassified to conform to the current year’s presentation.
3. Accounting Changes and Accounting Policy Developments
Accounting Changes
a)	Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”), including Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash and cash equivalents and reclamation deposits have been classified as available for sale investments and are recorded at fair value on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.
All other financial instruments are recorded at amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire or issue financial instruments are included in the carrying amount of the relevant financial instrument.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
(ii)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(iii)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective 2007. The balance in accumulated other comprehensive income at December 31, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. At January 1, 2007, accumulated unrealized foreign exchange losses of $9,625 were reclassified from foreign currency translation adjustment to accumulated other comprehensive income (loss) within the equity section of the balance sheet.
b) Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment to the mineral property when the stripping activity provides access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. Adoption of this standard had no impact on the Corporation’s previously reported results.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
c) Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised CICA Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
Accounting Policy Developments
a) Convergence with International Financial Reporting Standards
The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.
b) Inventories
In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces the existing Section 3030 “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with IFRS. Key requirements of this standard include that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for items that are not normally interchangeable or produced for specific purposes; the use of a consistent cost formula for inventory of similar nature and use; and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. Disclosure requirements include the Corporation’s policies, inventory carrying amounts, amounts recognized as an expense, write-downs and subsequent reversals of write-downs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
c) Financial Instruments – Disclosure and Presentation
In March 2007, the CICA released Handbook Section 3862, “Financial Instruments – Disclosure”, and Handbook Section 3863, “Financial Instruments – Presentation” to replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new financial statement disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments the Corporation is exposed to during the reporting period and as at the balance sheet date, and how the Corporation is managing those risks. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861 to enhance user’s understanding of the significance of financial instruments to the Corporation’s financial position, performance and cash flows. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
d) Capital Disclosures
In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The objective of the new financial statement disclosure requirements of Section 1535 is to enable users to evaluate the Corporation’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
e) Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
4. Acquisition of Thompson Creek USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61,529 related to certain acquired accounts receivable pursuant to the acquisition agreement. In addition, at December 31, 2007, the Corporation had recorded an amount of $100,000 as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was settled in cash in January 2008. The Corporation may also be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. A preliminary allocation was made at October 26, 2006, and subsequently finalized during the year ended December 31, 2007. Estimated fair values have been based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation has recorded goodwill of $121,605 on this transaction.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
The allocation of the purchase cost for the acquisition is as follows:

	Final	Preliminary
	Allocation	Allocation
	2007	2006
Assets
Cash and cash equivalents	$36,280	$36,280
Accounts receivable	83,733	83,733
Product inventory	197,285	195,883
Material and supplies inventory	31,280	26,503
Other assets	3,851	3,851
Property, plant and equipment	533,425	490,032
Reclamation deposits	23,227	22,727
Restricted cash	7,578	7,578
Goodwill	121,605	46,989

	1,038,264	913,576

Liabilities
Accounts payable and accrued liabilities	26,611	25,927
Long-term debt	9,585	9,585
Contractual sales obligations	13,977	11,175
Severance and other liabilities	7,974	7,411
Asset retirement obligations	26,521	25,651
Future income and mining taxes	216,595	197,119

	301,263	276,868

Net assets acquired	$737,001	$636,708

Purchase Price
Paid on closing	$575,000	$575,000
Paid subsequent to closing	61,529	61,529
Acquisition cost payable	100,000	—
Costs	472	179

	$737,001	$636,708

Significant adjustments arising from the final allocation included a $43,393 increase in property, plant and equipment and a $19,476 increase in the future income and mining tax liability mainly due to an upward revision in the valuation of mineral reserves and mineral resources based on technical studies finalized during the year relating to information available at the time of the acquisition. In addition, an additional acquisition cost payable of $100,000 based on the market price of molybdenum during 2007 has been incorporated into the final allocation. These items contributed to a $74,616 increase in goodwill in the final allocation.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
5. Property, Plant and Equipment

	2007	2006
Mining properties	$333,234	$249,857
Mining equipment	150,576	134,799
Processing facilities	106,673	104,344
Deferred stripping costs	34,174	—
Development properties	2,262	1,525
Other	536	140

	627,455	490,665
Less: Accumulated depreciation, depletion and amortization	(60,664)	(10,478)

	$566,791	$480,187

In 2007, the Corporation recorded $34,174 in deferred stripping costs and related amortization of $362.
6. Goodwill
Goodwill arising on the Corporation’s acquisition of Thompson Creek USA was $121,605. The Corporation determined that goodwill would be allocated to its two reporting units – US operations and Canadian operations.
The following table details items affecting goodwill:

	2007	2006
Balance, beginning of year	$46,322	$—
Arising from acquisition (Note 4)	—	46,989
Adjustment to acquisition value (Note 4)	74,616	—
Foreign exchange	2,724	(667)

Balance, end of year	$123,662	$46,322

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
7. Joint Venture
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek USA.
The following table presents a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture. The assets and liabilities presented below include fair-value purchase adjustments arising from the Corporation’s acquisition of Thompson Creek USA.

	2007	2006
Assets
Current assets	$68,513	$58,663
Property, plant and equipment, net	$287,927	$138,764
Goodwill	$43,467	$18,623
Other long-term assets	$4,536	$6,243

Liabilities
Current liabilities	$6,707	$29,371
Other liabilities	$103,171	$58,444

Revenue	$210,213	$42,275
Cost of sales	$88,000	$35,097
Income before income and mining taxes	$114,199	$8,007

Cash flows
Operating	$133,778	$10,200
Investing	$(872)	$(160)
Financing	$—	$—
8. Derivative Financial Instruments
a) Interest Rate Protection Agreement
In April 2007, the Corporation entered into an interest rate protection agreement which capped the underlying LIBOR at 6.0% on $135,250 of its First Lien credit facility (see Note 9) at a cost of $88. At December 31, 2007, the principal amount covered under this agreement was $116,500. The Corporation has determined this interest rate protection agreement to be a derivative instrument, the fair value of which was an asset of $20 at December 31, 2007. This asset has been included in prepaid expense and other current assets on the Corporation’s consolidated balance sheet. For the year ended December 31, 2007, a loss of $68 related to this agreement has been included in other expense in the Corporation’s consolidated statement of income (loss).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
b) Forward Currency Contracts
The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At December 31, 2007, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$21,000 at an average rate of US$1.04 (2006 – Cdn$22,631 at an average rate of US$0.89).
The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was a liability of $613 at December 31, 2007 (2006 – $571). This liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the year ended December 31, 2007, a gain of $2,264 has been included in other expense on the Corporation’s consolidated statements of income (loss) related to these contracts (2006 – loss of $671).
c) Embedded Derivatives
The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bi-furcated and separately recorded. Changes to the fair value of the embedded derivative are included in the determination of net income. At December 31, 2007, the fair value of these embedded derivatives was a liability of $311, which has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the year ended December 31, 2007, a loss of $8,589 has been included in operating expenses on the Corporation’s consolidated statements of income (loss).
d) Forward Sales Contracts
The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2007 cover the period 2008 to 2011. The Corporation has determined these agreements to be derivative instruments and records their estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of net income. As there is not an organized forward market for molybdenum, the Corporation uses molybdenum price forecasts from various metals industry analysts in determining the fair value of these contracts. At December 31, 2007, a positive mark-to-market value of $2,439 has been recorded and is included in other assets on the Corporation’s consolidated balance sheets. In addition, a negative mark-to-market value of $9,472 has been recorded and is included in severance and other liabilities on the Corporation’s consolidated balance sheets (see Note 11). For the year ended December 31, 2007, a loss of $7,033 has been included in molybdenum sales on the Corporation’s consolidated statements of income (loss).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
9. Long-term Debt
Long-term debt consists of:

	2007	2006
First Lien Senior	$236,090	$340,000
Second Lien Senior	—	61,855
Equipment loans	6,767	9,218

	242,857	411,073
Less: Finance fees	(5,437)	(13,267)

	237,420	397,806
Less: Current portion	(67,242)	(73,758)

	$170,178	$324,048

The Corporation entered into the First Lien Senior and Second Lien Senior collateralized credit facilities in connection with the acquisition of Thompson Creek USA (Note 4). The assets of Thompson Creek USA provide collateral for these facilities.
The First Lien Senior credit facility requires quarterly principal repayments. In addition to the scheduled principal repayments, the Corporation is required to make additional principal repayments using proceeds from new issues of equity. In 2007, additional principal repayments of $34,051 were made with proceeds from equity issuances in the year (2006 – nil). This facility also requires additional principal repayments each year if annual cash flows, as defined in the facility agreement, exceed the Corporation’s ongoing capital and operating requirements, as defined in the facility agreement. In 2007, no additional principal repayments were required under this provision of the facility (2006 – nil). The First Lien facility is scheduled to mature on September 30, 2012. This facility bears interest at LIBOR plus 475 basis points. At December 31, 2007 the effective interest rate on this facility was 9.56% (2006 – 10.1%).
The First Lien facility includes a $22,500 revolving collateralized line of credit. This element of the First Lien facility is scheduled to mature on October 26, 2011. At December 31, 2007 drawings on this facility were nil (2006 – nil). This facility bears interest at LIBOR plus 475 basis points.
In March 2007, the Corporation prepaid the Second Lien Senior facility principal of $61,855 in full. This prepayment required the Corporation to pay a prepayment premium of $2,474. There were no required principal repayments on this facility prior to its original maturity date of April 26, 2013. Interest on this facility was at LIBOR plus 1,000 basis points.
During the year ended December 31, 2006, finance fees related to both the First Lien Senior and Second Lien Senior facilities, totaling $13,674, were deferred on the balance sheet and were being amortized over the term of the facilities. During the year ended December 31, 2007, the Corporation expensed $3,494 in previously deferred finance fees in connection with the prepayment of the Second Lien Senior facility. At December 31, 2007, the balance of unamortized deferred finance fees totaled $5,437 (2006 –$13,267). On adoption of the new financial instruments accounting standards (see Note 3)a)), deferred finance fees were reclassified from assets to liabilities, are presented as an offset to long-term debt on the consolidated balance sheet and are amortized using the effective interest method.
The First Lien Senior facility limits capital expenditures to $15,000 in 2008. The Corporation anticipates that it will exceed this limit during 2008 and accordingly, will have to seek a waiver on this expenditure limit from its current lenders or arrange alternative financing.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
The Corporation has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment provides collateral for these loans. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At December 31, 2007, the effective interest rate for these loans was 6.6% (2006 – 7.4%).
Maturities of long-term debt obligations are as follows:

	First Lien	Equipment
	Senior	Loans	Total
Year ending December 31:
2008	$66,818	$2,704	$69,522
2009	66,818	2,898	69,716
2010	44,545	1,165	45,710
2011	31,182	—	31,182
2012	26,727	—	26,727
Thereafter	—	—	—

	$236,090	$6,767	$242,857

10. Contractual Sales Obligations
On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under the contract commenced in 2007 and continue through to 2011. The fair value of this contractual agreement was a liability of $9,960 on acquisition of Thompson Creek USA. As this contractual agreement is satisfied by delivery of product, the liability set up at acquisition of Thompson Creek USA is being released to molybdenum sales in the determination of net income. For the year ended December 31, 2007, $292 of this liability has been amortized against molybdenum sales in the determination of net income.
11. Severance and Other Liabilities
A trust fund has been established to fund future obligations related to an employee severance and retention program for individuals employed by Thompson Creek USA at the time it was acquired by the Corporation. Under this program, the Corporation makes contributions to the trust fund based upon program participants’ salaries. Contributions made are payable to participants on the earlier of June 30, 2012, the date the participant’s employment is no longer required (except for cause) or the date of the participant’s retirement, permanent disability, or death. The Corporation recorded the trust fund assets and the program’s liability upon acquisition of Thompson Creek USA and continues to make ongoing contributions to the trust. The trust fund assets totaled $9,964 at December 31, 2007 (2006 – $8,081) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The liability under this program was $10,805 at December 31, 2007 (2006 – $8,008) and has been presented as severance and other liabilities on the Corporation’s consolidated balance sheets.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
In addition, the Corporation acquired contractual sales obligations with fixed pricing that was less than market rates at the date of acquisition of Thompson Creek USA. The fair value of these contracts was a liability of $4,017 on acquisition. These contractual obligations were satisfied by product deliveries by the end of 2007.
Subsequent to the acquisition of Thompson Creek USA, the Corporation has entered into sales agreements with forward pricing that are revalued at their fair value each reporting date. A negative mark-to-market amount of $9,472 relating to these agreements has been included in severance and other liabilities on the Corporation’s consolidated balance sheets at December 31, 2007 (see Note 8) d)).
12. Asset Retirement Obligations
Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Corporation has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

	Thompson	Endako	Davidson
	Creek Mine	Mine	Project	Total
At December 31, 2005	$—	$—	$193	$193
Additions from acquisition	20,684	4,967	—	25,651
Accretion	245	69	12	326
Foreign exchange	—	(172)	(6)	(178)

At December 31, 2006	20,929	4,864	199	25,992
Adjustments to acquisition value	851	205	—	1,056
Revisions to expected cash flows	(2,233)	(941)	—	(3,174)
Accretion	1,362	328	14	1,704
Reclamation spending	—	(82)	—	(82)
Foreign exchange	—	917	—	917

At December 31, 2007	$20,909	$5,291	$213	$26,413

The Corporation has an insurance policy to provide financial assurance of future mine reclamation costs at its Thompson Creek Mine. This policy provides the Corporation with an aggregate limit of $35,000 for the reclamation of the Thompson Creek Mine, including $21,505 in cash recorded as reclamation deposits at December 31, 2007 (2006 – $18,481). The aggregate limit on this policy will be reduced as the policy is used to pay actual reclamation costs incurred. This benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. The policy term is for 20 years, expiring July 31, 2022. As of December 31, 2007, the Corporation estimates that the non-discounted inflation-adjusted reclamation cost for the Thompson Creek Mine will total $31,376 (2006 – $29,332) and anticipates that these costs will be incurred over the period 2014 to 2028. The estimated future reclamation costs for the Thompson Creek Mine have been discounted using rates ranging from 5.3% to 6.9% to reflect the underlying funding arrangements.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
A mine reclamation and closure plan is also in place for the Endako Mine. This plan has been approved by the British Columbia Ministry of Energy and Mines (“MEM”). In connection with this plan, the MEM has required security in the amount of $6,700 of which the Corporation’s proportionate share is $5,025 (2006 – $4,261). As of December 31, 2007, the Corporation estimates its proportionate share of the non-discounted inflation-adjusted reclamation costs for the Endako Mine will total $17,062 (2006 – $8,113) and anticipates that these costs will be incurred over the period 2008 to 2035. The estimated future reclamation costs for the Endako Mine have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements.
The Corporation’s Davidson Project is presently in the exploration stage. Estimated undiscounted future reclamation costs for the project of $339 (2006 – $288) are the result of disturbance to the site caused by recent development activities. The estimated future reclamation costs for the Davidson Project have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements at the time these costs were identified. At December 31, 2007, the amount of $321 had been set aside to fund this future obligation (2006 – $263).
13. Employee Future Benefits
Defined Contribution Pension Plans
The Corporation, through its subsidiaries, maintains defined contribution pension plans available to certain employees.
The Corporation’s 401(k) Savings Plan (the “Plan”) is a defined contribution pension plan and covers all employees in the US employed with Thompson Creek USA and its subsidiaries. The Plan is subject to the provisions of the US Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the US Internal Revenue Code. The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee. Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation contributed approximately $948 to the Plan for the year ended December 31, 2007 (2006 – $169). The Corporation may make additional contributions to the Plan at its sole discretion, however, the Corporation has no further obligation relating to pension benefits under this Plan.
The Endako Mine maintains a defined contribution pension plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by the Endako Mine on behalf of the Endako Plan. The Endako Mine contributed $695 (2006 – $97) to the Endako Plan for the year ended December 31, 2007 and the Corporation has recorded its proportionate share of these contributions. The Corporation has no further obligation relating to pension benefits under this Plan.
Other Benefits
The Corporation provides post-retirement health care benefits to certain retired employees in the US. This retiree plan covers former unionized employees at the Corporation’s Langeloth metallurgical processing facility. The Corporation paid $66 in premiums to provide this benefit for the year ended December 31, 2007 (2006 – $10).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
14. Common Share Capital and Common Share Warrants
a) Authorized Share Capital
The authorized share capital of the Corporation is comprised of an unlimited number of common shares (2007 — 113,363,938 issued; 2006 — 100,528,430 issued) and an unlimited number of preferred shares, issuable in series (2007 and 2006 — nil issued).
b) Common Shares
A summary of common share transactions is as follows:

	2007		2006
	Number of		Number of
	Shares		Shares
	(000’s)	Amount	(000’s)	Amount
Balance, beginning of year	100,528	$210,857	43,079	$11,867
Private placement	3,000	31,898	1,585	2,921
Options exercised	4,720	22,213	1,230	573
Warrants exercised	5,116	4,076	5,547	4,093
Equity issue	—	—	49,087	203,050
Issue costs	—	(901)	—	(11,647)

Balance, end of year	113,364	$268,143	100,528	$210,857

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3,092 to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $901.
In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total proceeds of $31,898.
In October 2006, in connection with the acquisition of Thompson Creek USA, the Corporation issued 41,860,000 common shares and 20,930,000 warrants for net proceeds of $191,877. Additionally, the Corporation issued 7,227,182 common shares and 3,613,591 warrants to a former shareholder of Thompson Creek USA for gross proceeds of $35,352.
In April 2006, the Corporation closed a private placement of 1,085,000 flow-through common shares priced at Cdn$2.85 per share for gross proceeds of $2,749. The Corporation also issued 76,000 compensation warrants to the agents of this transaction.
In February 2006, the Corporation closed a private placement of 500,000 non-flow-through purchase receipts at a price of Cdn$0.80 per unit for gross proceeds of $356. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
c) Common Share Warrants
A summary of common share warrant transactions is as follows:

	2007		2006
	Number of		Number of
	Warrants		Warrants
	(000’s)	Amount	(000’s)	Amount
Balance, beginning of year	29,630	$35,445	9,858	$646
Warrants exercised	(5,116)	(469)	(5,547)	(570)
Warrants expiring	(8)	(1)	—	—
Issuance on acquisition	—	—	24,543	37,064
Issuance on private placement	—	—	700	184
Agent compensation warrants	—	—	76	110
Issue costs	—	—	—	(1,989)

Balance, end of year	24,506	$34,975	29,630	$35,445

As previously noted, in October 2006 the Corporation issued 20,930,000 warrants in connection with the acquisition of Thompson Creek USA. Additionally, on this date the Corporation also issued 3,613,591 warrants to a former shareholder of Thompson Creek USA. Each warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$9.00 until October 23, 2011. The Corporation determined the fair value allocated to these warrants to be Cdn$1.70 based on a pro rata allocation of the fair value of common shares issued and the estimated fair value of the warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 5 years; expected volatility of 45.8%; risk free interest rate of 4.02%; and an expected dividend of 0%.
As previously noted, in April 2006, the Corporation issued 76,000 compensation warrants in connection with a private placement of flow-through shares. Each warrant entitles the agents to purchase one common share of the Corporation at a price of Cdn$2.85 per share until April 5, 2008. The Corporation has determined the fair value of these warrants to be Cdn$1.62 using the Black-Scholes model and applying the following assumptions: expected life of 14 months; expected volatility of 128%; risk free interest rate of 4.31%; and an expected dividend of 0%. As at December 31, 2007, all of these warrants have been exercised.
As previously noted, in February 2006 the Corporation issued 500,000 non-flow-through purchase receipts that included one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$1.00 and each whole “B” warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$0.80 until February 3, 2008. The Corporation has determined the fair value of the “A” and “B” warrants to be Cdn$0.29 and Cdn$0.30, respectively, based on a pro rata allocation of the fair value of common shares issued and the estimated fair value of warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 14 months; expected volatility of 158%; risk free interest rate of 3.94%; and an expected dividend of 0%. As at December 31, 2007, all of these warrants have been exercised.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
15. Stock-based Compensation
The Corporation has a stock option plan for directors, officers, employees and consultants, enabling them to purchase common shares. The maximum number of shares that may be issued pursuant to this plan and all options granted there under is limited to 11,174,916 common shares effective May 10, 2007. The expiry date and vesting provisions of options granted are established at the time an award is made. The exercise price of option grants awarded is the greater of: (i) the weighted-average trading price of the underlying shares on the Toronto Stock Exchange over the five consecutive trading days immediately before the grant date and, (ii) if the award date occurs in a trading black-out period, the weighted-average trading price over the five consecutive trading days immediately after the black-out has been lifted.
The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $16,306 for the year ended December 31, 2007 (2006 — $14,547).
The following table summarizes the status of the stock option plan and changes during the years ended December 31, 2007 and 2006:

	2007		2006
		Weighted-		Weighted-
	Options	average	Options	average
	Outstanding	Exercise Price	Outstanding	Exercise Price
	(000’s)	(Cdn$)	(000’s)	(Cdn$)
Balance, beginning of year	9,651	$5.28	4,096	$0.57
Options granted	2,565	17.47	6,785	7.25
Options exercised	(4,720)	3.50	(1,230)	0.44

Balance, end of year	7,496	$10.57	9,651	$5.28

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable
(Cdn$)	(000’s)	(years)	(000’s)
$ 0.60	160	2.61	160
$ 2.94	50	3.21	50
$ 7.42	4,691	3.86	3,708
$ 8.29	250	3.92	167
$ 8.93	163	4.04	163
$12.35	182	4.22	182
$17.33	900	4.36	600
$19.54	435	4.61	235
$23.93	185	4.86	185
$20.61	480	4.94	176

	7,496	4.04	5,626

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
The following weighted average assumptions were used in computing the fair value of stock options granted for the periods noted:

	2007	2006
Number of options granted	2,565,000	6,785,000
Expected life (years)	4.8	4.8
Risk-free interest rate	4.1%	3.9%
Expected volatility	46.2%	49.3%
Dividend yield	0.0%	0.0%
Weighted average fair value of options granted	Cdn$7.34	Cdn$3.50
The Corporation made the determination that the historic volatility of its common share price was characteristic of a development company rather than of the operating company the Corporation became upon acquisition of Thompson Creek USA. In computing the fair value of option grants made subsequent to the acquisition of Thompson Creek USA, the Corporation has utilized an expected volatility that has been computed using a weighted average of the average volatility of a peer group of operating mining companies and the Corporation’s actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a lesser estimated expected life, the Corporation used the full contractual life of option awards in determining the fair value of options awarded subsequent to the acquisition of Thompson Creek USA until October 2007. An estimated life based on actual experience has been used in determining the fair value of options awarded after October 2007.
16. Commitments and Contingencies
As outlined in Note 4, the Corporation may be required to pay additional amounts to the vendors of Thompson Creek USA in 2010. The total payment will not exceed $25,000 (see Note 4).
The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8) b)).
The Corporation has purchased molybdenum in the current year that is to be settled at prices to be determined in the future (see Note 8) c)).
The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 8) d) and Note 10).
In addition to the scheduled principal payments, under certain circumstances the Corporation may be required to make additional principal payments to the holders of the First Lien Senior credit facility if annual cash flows, as defined in the credit facility agreement, exceed the Corporation’s ongoing capital and operating requirements, as defined in the credit facility agreement (see Note 9).
In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2007, the Corporation had commitments to purchase approximately 9.5 million pounds of molybdenum (2006 — 10.4 million pounds), including approximately 6.7 million pounds in 2008 and 1.4 million pounds in each of 2009 and 2010.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
17. Interest and Finance Fees

	2007	2006
Interest expense	$32,106	$8,733
Finance fees	7,831	406
Debt prepayment premium (Note 9)	2,474	—

	$42,411	$9,139

18. Other Expense and Income

	2007	2006
Loss (gain) on foreign exchange	$4,308	$(2,232)
Unrealized (gain) loss on derivative instruments	(2,507)	660
Management fee income	(676)	(176)
Other	202	701

	$1,327	$(1,047)

19. Income and Mining Taxes

	2007	2006
Current income and mining taxes	$103,070	$23,133
Future income and mining taxes recoverable	(32,104)	(31,405)

	$70,966	$(8,272)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2007	2006
Income (loss) before income and mining taxes	$228,313	$(28,915)

Combined Canadian federal and provincial income tax rates	34.12%	34.12%

Income taxes (recoverable) based on above rates	77,900	(9,866)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	4,859	(977)
Provincial and state mining taxes	12,343	997
Withholding tax on distributions	4,465	—
Non-deductible expenses	5,378	3,026
Non-taxable income	(7,685)	—
Resource allowance	—	(678)
Depletion allowance	(25,013)	(5,824)
Change in valuation allowance	4,119	2,528
Impact of reduction in tax rates on future income and mining taxes	(8,200)	—
Other	2,800	2,522

Income and mining taxes (recoverable)	$70,966	$(8,272)

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
Future Income and Mining Taxes
Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income and mining tax assets and liabilities at December 31 are as follows:

	2007	2006
Future income and mining tax assets — current
Working capital	$143	$468

Future income and mining tax assets — non-current
Tax losses and credits carried forward	$15,059	$4,773
Property, plant and equipment	2,733	2,114
Contractual sales obligations	6,405	4,369
Asset retirement obligations	3,751	5,866
Share issuance costs	3,088	3,572
Other deductible temporary differences	9,595	6,171
Valuation allowance	(12,853)	(9,758)

	$27,778	$17,107

Future income and mining tax liabilities — current
Inventory	$(5,763)	$(14,960)
Other taxable temporary differences	(750)	(2,277)

	$(6,513)	$(17,237)

Future income tax liabilities — non-current
Property, plant and equipment	$(188,650)	$(164,771)
Other taxable temporary differences	(632)	—

	$(189,282)	$(164,771)

Net future income and mining tax liabilities — current	$(6,370)	$(16,769)
Net future income and mining tax liabilities — non-current	(161,504)	(147,664)

Net future income and mining tax liabilities	$(167,874)	$(164,433)

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
Tax Loss and Credit Carry Forwards
At December 31, 2007, the Corporation has the following loss and credit carry forwards available for tax purposes (losses and credits shown by tax jurisdiction and year of expiry):

	Canada	United States	United States
	Non-capital	Pennsylvania	Federal
	Losses	Operating Losses	AMT Credit
2008	$1,069	$—	$—
2009	566	—	—
2010	462	—	—
2011	—	—	—
2012	—	—	—
Thereafter	17,347	4,057	7,549

	$19,444	$4,057	$7,549

The Corporation has $13,031 in capital losses available in Canada that can be carried forward indefinitely but these can only be applied against future capital gains. A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian tax loss carry forwards as their utilization is not considered more likely than not.
20. Net Income (Loss) Per Share

	2007	2006
Net income (loss)	$157,347	$(20,643)

Basic weighted-average number of shares outstanding (000’s)	110,195	57,688
Effect of dilutive securities
Common share warrants	12,243	—
Stock options	4,162	—

Diluted weighted-average number of shares outstanding (000’s)	126,600	57,688

Net income (loss) per share
Basic	$1.43	$(0.36)

Diluted	$1.24	$(0.36)

For the year ended December 31, 2007, 2,000,500 stock options and nil warrants (2006 — 9,651,000 stock options and 29,630,546 warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
21. Related Party Transactions
Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $176,109 for the year ended December 31, 2007, representing 19.2% of the Corporation’s total revenues for 2007 (2006 — $21,106 and 14.0%, respectively). For the year ended December 31, 2007, the Corporation recorded management fee income of $676 (2006 — $176) and selling and marketing costs of $1,374 (2006 — $316) from this group of companies. At December 31, 2007, the Corporation’s accounts receivable included $8,878 owing from this group of companies (2006 — $7,553).
22. Fair Value of Financial Instruments
The carrying amounts of financial instruments including accounts receivable, accounts payable and accrued liabilities and variable rate debt approximate fair value as of December 31, 2007 and 2006.
The Corporation does not acquire, hold or issue financial instruments for trading or speculative purposes. Derivative instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Corporation enters into forward contracts for the purchase of Canadian dollars.
The Corporation continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits.
The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Corporation’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. Management considers the credit of each individual customer, including payment history and other factors.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
23. Supplementary Cash Flow Information

	2007	2006
Change in non-cash working capital
Accounts receivable	$4,584	$(1,138)
Product inventory	3,065	65,421
Material and supplies inventory	(1,108)	766
Prepaid expense and other current assets	(1,780)	(1,447)
Income and mining taxes recoverable	(11,263)	968
Accounts payable and accrued liabilities	16,009	22,802
Income and mining taxes payable	(30,935)	19,762

	$(21,428)	$107,134

Cash interest paid	$35,538	$1,408
Cash income taxes paid	$149,507	$2,500

Cash and cash equivalents is comprised of:
Cash	$77,730	$28,536
Cash equivalents	35,962	69,523

	$113,692	$98,059

Cash equivalents consist of deposits and money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
24. Segment Information
The Corporation has two operating segments, being the mining, milling, roasting and sale of molybdenum products at the Corporation’s US and Canadian operations. Geographic segment information for the years ended and as at December 31, 2007 and 2006 is as follows:

	US	Canadian
2007	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$681,609	$209,492	$—	$891,101
Tolling and calcining	23,301	—	—	23,301

	704,910	209,492	—	914,402

Cost of sales
Operating expenses	491,876	62,612	—	554,488
Selling and marketing	6,524	2,518	—	9,042
Depreciation, depletion and amortization	29,623	18,475	76	48,174
Accretion	1,275	381	14	1,670

	529,298	83,986	90	613,374

Income (loss) from mining and processing	$175,612	$125,506	$(90)	$301,028

Capital expenditures	$12,789	$911	$893	$14,593
Assets	$532,898	$407,585	$169,239	$1,109,722
Liabilities	$167,184	$116,368	$338,528	$622,080

	US	Canadian
2006	Operations	Operations	Corporate	Total
Revenues
Molybdenum sales	$105,401	$42,275	$—	$147,676
Tolling and calcining	3,167	—	—	3,167

	108,568	42,275	—	150,843

Cost of sales
Operating expenses	106,314	32,801	—	139,115
Selling and marketing	397	842	—	1,239
Depreciation, depletion and amortization	3,259	1,450	9	4,718
Accretion	11	4	12	27

	109,981	35,097	21	145,099

Income (loss) from mining and processing	$(1,413)	$7,178	$(21)	$5,744

Capital expenditures	$3,896	$160	$458	$4,514
Assets	$654,074	$222,503	$23,335	$899,912
Liabilities	$217,626	$81,768	$376,467	$675,861

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
25. Reconciliation to United States Generally Accepted Accounting Principles
The Corporation’s consolidated financial statements have been prepared according to Canadian GAAP which differ in certain respects from those principles that the Corporation would have followed had the consolidated financial statements been prepared in accordance with US GAAP. The material differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements are detailed below.

			2007		2006
			Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets
Current assets
Cash and cash equivalents			$113,692	$113,692	$98,059	$98,059
Accounts receivable			84,128	84,128	84,476	84,476
Product inventory	a	)	131,272	138,290	131,269	131,269
Material and supplies inventory			32,899	32,899	25,498	25,498
Prepaid expense and other current assets			4,614	4,614	3,015	3,015
Income and mining taxes recoverable			13,410	13,410	—	—

			380,015	387,033	342,317	342,317
Reclamation deposits			26,851	26,851	23,005	23,005
Restricted cash			9,964	9,964	8,081	8,081
Other assets			2,439	2,439	—	—
Property, plant and equipment	a	)	566,791	532,979	480,187	480,187
Goodwill			123,662	123,662	46,322	46,322

			$1,109,722	$1,082,928	$899,912	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities	b	)	$60,428	$60,428	$38,794	$38,289
Acquisition cost payable			100,000	100,000	—	—
Income and mining taxes payable			—	—	29,407	29,407
Current portion of long-term debt			67,242	67,242	73,758	73,758
Future income and mining taxes			6,370	6,370	16,769	16,962

			234,040	234,040	158,728	158,416
Long-term debt	c	)	170,178	170,178	324,048	324,338
Contractual sales obligations			9,668	9,668	11,421	11,421
Severance and other liabilities			20,277	20,277	8,008	8,008
Asset retirement obligations			26,413	26,413	25,992	25,992
Future income and mining taxes	a	)	161,504	151,394	147,664	147,553

			622,080	611,970	675,861	675,728

Shareholders’ Equity
Common shares	d	)	268,143	269,663	210,857	211,476
Common share warrants			34,975	34,975	35,445	35,445
Contributed surplus			26,537	26,537	14,953	14,953
Retained earnings (deficit)			129,768	111,564	(27,579)	(28,065)
Accumulated other comprehensive income (loss)			28,219	28,219	(9,625)	(9,625)

			487,642	470,958	224,051	224,184

			$1,109,722	$1,082,928	$899,912	$899,912

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
The following table reconciles the consolidated net income (loss) and consolidated comprehensive income (loss) as reported under Canadian GAAP with that which would have been reported under US GAAP.

	2007	2006	2005
Net income (loss) – Canadian GAAP	$157,347	$(20,643)	$(4,113)
Reconciling items:
Stripping costs incurred during production	(26,794)	—	—
Financial instruments	(505)	505	—
Amortization of deferred finance fees	290	(290)	—
Income tax effect of above adjustments	10,192	(82)	—
Issuance of flow-through shares	(901)	(619)	—

Net income (loss) – US GAAP	$139,629	$(21,129)	$(4,113)

Net income (loss) per share
Basic	$1.27	$(0.37)	$(0.13)

Diluted	$1.10	$(0.37)	$(0.13)

Net income (loss) – US GAAP	$139,629	$(21,129)	$(4,113)
Foreign currency translation adjustment	37,844	(10,482)	857

Comprehensive income (loss) – US GAAP	$177,473	$(31,611)	$(3,256)

In 2007, under US GAAP, cash flows from operating activities would decrease by $34,174 and cash flows from investing activities would increase by $34,174 due to the stripping costs incurred during production.
In 2006 and 2005, cash flows from operating, investing and financing activities for US GAAP purposes are the same as those under Canadian GAAP.
Current Differences in Accounting Principles
a)	Stripping Costs Incurred During Production
Effective January 1, 2007, for Canadian GAAP purposes, the Corporation prospectively adopted EIC-160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under EIC 160, stripping activity at operating mines that represents a betterment is capitalized to property, plant and equipment and amortized on a unit of production basis over the related proven and probable reserves. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.
Under US GAAP, Emerging Issues Task Force (“EITF”) abstract EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, does not permit capitalization of such stripping costs and requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase. Accordingly for the year ended December 31, 2007, inventory and cost of sales for US GAAP purposes would increase by $7,018 and $26,794, respectively, and property, plant and equipment would decrease by $33,812.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
b)	Embedded Derivatives
The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism is considered to be an embedded derivative. US GAAP requires such embedded derivatives to be separated from their host contract and carried at fair value on the balance sheet with the changes in the fair value recorded in the income statement. In 2006, under Canadian GAAP, the separation of embedded derivatives was not required and changes in fair value were recorded in product inventory. Accordingly, for US GAAP purposes, accounts payable and cost of goods sold would decrease by $505 for the year ended December 31, 2006.
Effective January 1, 2007, the Corporation adopted the new Canadian standard for financial instruments that requires the separation of such embedded derivatives with the changes in fair value recognized in the income statement. The change in Canadian GAAP eliminates this difference for 2007.
c)	Effective Interest Rate Method
US GAAP requires financing fees to be accounted for by the effective interest rate method. In 2006, under Canadian GAAP, financing fees were deferred and amortized on a straight-line basis over the term of the underlying loan facilities. Accordingly, for US GAAP purposes, long-term debt and interest expense would increase by $290 for the year ended December 31, 2006.
Effective January 1, 2007 the Corporation adopted the new Canadian standard for financial instruments which requires the use of the effective interest rate method similar to US GAAP. The change in Canadian GAAP eliminates this difference for 2007.
d)	Issuance of Flow-through Shares and the Related Renouncement of Qualifying Expenditures
For Canadian GAAP purposes, the issuance of flow-through shares has been recorded in shareholders’ equity at gross proceeds. When the Corporation renounces deductions for qualifying expenditures to investors, the Corporation recognizes the related tax recovery as share issue costs and therefore as a reduction to the common shares proceeds. In 2005 and 2006, the Corporation issued flow through shares at a discount. In the following years, 2006 and 2007, the Corporation renounced the tax deductions for the qualifying expenditures.
For US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares with the difference recognized as a liability provided the shares are issued at a premium.
However, because the flow-through shares were issued at a discount, under US GAAP proceeds would not be allocated to the sale of tax benefits. The reduction to common shares as share issue costs and the related tax recovery made under Canadian GAAP would be reversed. Accordingly for US GAAP purposes, common shares would increase and deferred income and mining tax recovery would decrease by $901 for the year ended December 31, 2007 (2006 — $619).

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
e)	Accounting for Uncertainty in Income Taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken in a Corporation’s tax returns. FIN 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.
For US GAAP purposes, the Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, no adjustment was required to the liability for unrecognized tax benefits.
f)	Stock-based Compensation
US GAAP requires that stock-based compensation not be shown as a separate item in the determination of net income (loss), as allowed under Canadian GAAP, but to be included in the specific income statement categories that include the costs of the employees for which the option grant applies. For US GAAP, operating expenses would have increased by $7,063 (2006 – $8,657), general and administrative expenses would have increased by $9,243 (2006 — $5,747) and exploration and development expenses would have increased by nil (2006 – $143).
Recent Accounting Pronouncements
a)	EITF No. 07-5, Issue Summary No. 1 – Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock
The Corporation has warrants to purchase common shares that are denominated in Canadian dollars which results in the Corporation having warrants outstanding that are denominated outside its US dollar functional currency.
The US Securities and Exchange Commission and FASB have issued recent interpretations for US GAAP that suggest warrants with exercise prices denominated in a currency other than the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities which are carried at fair value with changes in the fair value recorded in the income statement.
In August 2007, the EITF issued EITF No. 07-5, Issue Summary No. 1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The Issue Summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance. The EITF considers Issue 07-5 an open issue subject to future discussion at future meetings.
b)	Financial Accounting Standard 157, Fair Value Measurements (FAS 157)
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157, there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
In December 2007, the FASB issued FASB Staff Position (“FSP”) FSP FAS 157-b, which provided a one-year deferral, until January 1, 2009, for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. The Corporation is required to implement FAS 157 for financial assets and liabilities that are carried at fair value effective January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on valuations of investments or derivative instruments.
c)	Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007, the FASB issued FAS 159, which allows an irrevocable option, Fair Value Option (“FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Corporation does not expect to adopt the FVO on its eligible financial instruments existing as at January 1, 2008.
d)	Financial Accounting Standard 141(R), Business Combinations (FAS 141(R))
In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded as 100% of fair value even if less that 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

THOMPSON CREEK METALS COMPANY INC. (formerly Blue Pearl Mining Ltd.)
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
e)	Financial Accounting Standard 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.